UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number 3235-0058
Washington, D.C. 20549	Expires: February 28, 2022
Estimated average burden
FORM 12b-25	hours per response………………2.50

SEC FILE NUMBER
NOTIFICATION OF LATE FILING
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.
Full Name of Registrant

N/A

Former Name if Applicable

405 West 14th Street

Address of Principal Executive Office (Street and Number)

Austin, TX 78701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Capstar Special Purpose Acquisition Corp. (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “Commission”) its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, because the compilation, dissemination, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense. As a result of recent guidance to Special Purpose Acquisition Companies by the Commission regarding redeemable equity instruments, the Company revisited its application of ASC 480-10-S99 on its financial statements. The Company had previously classified a portion of its shares of Class A common stock in permanent equity. In accordance with ASC 480-10-S99 and after discussion with the Company’s management, the Company’s audit committee concluded that all of its shares of Class A common stock should be classified as temporary equity. The Company is working diligently with its auditors to complete the review of the financial statements for the three months ended September 30, 2021 as soon as possible; however, given the scope of the process for determining the appropriate treatment of the redeemable equity in accordance with ASC 480-10-S99, the Company is unable to complete and file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 by the required due date of November 15, 2021 without unreasonable effort or expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Steven Hicks	(512)	340-7800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CAPSTAR SPECIAL PURPOSE ACQUISITION CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2021	By:	/s/ R. Steven Hicks
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Sec 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.